[redacted]

09057774

EDSTATES
(CHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILESTONE ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 I STREET, NW, SUITE 800
(No. and Street)

WASHINGTON	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE WEIL (202) 367-3002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON
(Name – *if individual, state last, first, middle name*)

1 SOUTH STREET, SUITE 2400	BALTIMORE	MD	21202-7304
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EUGENE WEIL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILESTONE ADVISORS LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PERI S. DONNER
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires May 14, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Independent Auditor's Report

Milestone Advisors LLC

December 31, 2008

CONTENTS

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
1 South Street, Suite 2400
Baltimore, MD 21202-7304

T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Independent Auditor's Report

Board of Directors
Milestone Advisors LLC

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the "Company") (a Delaware Company) as of December 31, 2008 and the related statements of income, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Baltimore, Maryland
February 19, 2009

FINANCIAL STATEMENTS

Milestone Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
CURRENT ASSETS	
Cash	$5,994,221
Accounts receivable	1,050,982
Due from employees	11,611
Due from parent	685,595
Prepaid expenses	60,772
Other receivable	8,745
Total current assets	7,811,926
OTHER ASSETS	
Property and equipment, net	84,077
Deposits	12,440
Investment, net	7,875
	104,392
	$7,916,318
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$2,749,168
Deferred rent	8,787
Deferred revenue	683,838
Total current liabilities	3,441,793
COMMITMENTS AND CONTINGENCIES	-
MEMBER'S EQUITY	4,474,525
	$7,916,318

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF INCOME

Year ended December 31, 2008

Revenues:	
Advisory fees	$18,057,254
Commissions	30,057
Reimbursed expenses	403,663
Interest and other income	157,460
	18,648,434
Expenses:	
Compensation and benefits	10,361,306
Administrative expenses	1,658,180
Travel and entertainment	973,048
Occupancy	418,463
Impairment loss on investment	6,563
	13,417,560
Income before income taxes	5,230,874
Income tax benefit	(528,009)
NET INCOME	$ 5,758,883

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF MEMBER'S EQUITY

Year ended December 31, 2008

Member's equity, January 1, 2008	$ 4,955,114
Distributions	(6,239,472)
Net income	5,758,883
Member's equity, December 31, 2008	$ 4,474,525

The accompanying notes are an integral part of these financial statements.

'Milestone Advisors LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 5,758,883
Adjustments to reconcile net income to net cash provided by operating activities	
Impairment loss on investment	6,563
Depreciation and amortization	13,133
Bad debt expense	(152,415)
Changes in assets and liabilities	
Accounts receivable	1,252,771
Due from employees	24,442
Due from parent, net	(973,677)
Accounts payable and accrued liabilities	34,653
Prepaid expenses	11,676
Other receivable	(8,745)
Deferred tax asset	80,557
Deferred rent	8,787
Deferred revenue	360,135
Net cash provided by operating activities	6,416,763
Cash flows from investing activities	
Purchase of computer equipment	(63,053)
Payment of security deposit	(4,102)
Net cash used in investing activities	(67,155)
Cash flows from financing activities	
Distributions	(6,239,472)
NET INCREASE IN CASH	110,136
Cash at beginning of year	5,884,085
Cash at end of year	$ 5,994,221

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Milestone Advisors LLC, a Delaware limited liability company (the "Company"), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a non-clearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision K(2)(i) of the rule.

In addition to the broker-dealer services, the Company engages in investment banking services which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assisting with mergers and acquisitions. The Company operates from leased facilities located in Washington, DC and Newport Beach, CA provided by its sole member, Milestone Merchant Partners, LLC ("MMP"), and its own office in Miami, Florida. Services are provided in the United States of America.

As an LLC, no member shall be personally liable for any debt, liability or other obligation of the Company, and no member shall have any liability in excess of the amount of its capital contributions, its share of any assets and undistributed profits of the Company, and the amount of any wrongful distribution to the member. There is only one class of members.

Allocation of Expenses

The Company is a party to an expense sharing agreement with MMP. In accordance with that agreement, certain operating expenses are allocated to the Company from MMP.

Revenue Recognition

The Company uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable and collectability is reasonably assured.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition - Continued

Advisory fees represent fees arising from financings for which the Company acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed.

Commissions are earned for balances maintained by clients with an investment fund and are recognized as earned.

Reimbursed expenses are fees earned for expenses incurred by the Company during the performance of services related to advisory engagements.

Interest income is earned on cash balances and investments and is recognized as earned.

Collectability of Accounts Receivable

The Company does not maintain an allowance for doubtful accounts because based on management's estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management's judgment with respect to current economic conditions and in the opinion of management, an allowance is not required. In the event of a client default on its obligations to the Company, the Company recognizes that expense as a bad debt expense. In 2008, $152,415 was charged to bad debt expense and included in administrative expenses.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments

The Company classifies equity securities with readily determinable market values as trading, available for sale or held to maturity. Trading and available for sale debt and equity securities are recorded at aggregate fair values. Fair values are determined as the last reported sales price on the valuation date. Changes in the fair value of trading securities are recorded currently as income (loss) and changes in the fair value of available for sale securities are included in other comprehensive income unless such changes are deemed to be other than temporary, in which case they are recognized in the statement of income. Held to maturity debt and equity securities are recorded at amortized cost.

Investments are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Statements of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements.*

Income Taxes

As a single member limited liability company, the Company is required to report all items of income, credit, deduction, and loss in the tax returns of the Company's sole member, MMP. Accordingly, no federal income taxes are provided for by the Company in the accompanying financial statements.

The Company's sole member, MMP previously used the liability method to account for income taxes for the District of Columbia and Florida. During 2008, it was determined that these taxes did not apply to the types of business conducted by MMP, which included the Company. As a result, MMP has filed for a refund for previously paid income taxes. All deferred tax accounts were eliminated in the current year.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and reported revenues and expenses. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Property and Equipment

Property and equipment are stated at cost. The Company capitalizes all purchases of property and equipment greater than $1,000. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives of 5 to 7 years. The Company uses the straight-line method for computing depreciation.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

Advertising Costs

Costs incurred for advertising are expensed as incurred and amounted to $35,831 for the year ended December 31, 2008.

Fair Value of Financial Instruments

The fair value of financial instruments classified as assets and liabilities, including cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses, approximates carrying value due to the short-term maturity of the instruments.

NOTE B - INVESTMENTS AND FAIR VALUE

In 2005, the Company received stock from a client as payment under a contract for advisory services, which has been classified as available for sale securities. In 2008, these shares experienced an other than temporary decline in market value which has been recognized as an impairment loss on investment in the statement of income for $6,563.

NOTE B - INVESTMENTS AND FAIR VALUE - Continued

Fair Value Measurement

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

For the year ended December 31, 2008, all of the Company's assets are measured using level 1 inputs. The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements on a Recurring Basis As of December 31, 2008				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Financial instruments owned:					
Equities	$7,875	$ -	$ -	$ -	$7,875
Totals	$7,875	$ -	$ -	$ -	$7,875

NOTE C - RELATED PARTY TRANSACTIONS

As a result of the refund filed by MMP for the District of Columbia income taxes paid, MMP owes the Company $610,902. Additionally, in accordance with the expense sharing agreement, the Company recognizes the expenses incurred by MMP on the Company's behalf as operating expenses. As of December 31, 2008, MMP owed the Company $74,693.

MMP has a revolving line of credit and note payable for which MMP has pledged its membership interests of the Company as collateral for the borrowing. The Chairman of MMP also serves as the Vice Chairman of the bank that provides the revolving line of credit and the note payable. In 2008, the Company paid consulting fees and bonuses to the Chairman of MMP in the amount of $175,000. During 2008, the Company earned an advisory fee of $350,000 for services performed for a transaction involving the bank.

The Company provides short-term cash advances to certain senior employees for personal expenses which are subsequently reimbursed. These balances are included on the balance sheet as due from employees and amount to $11,611 as of December 31, 2008.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computers and equipment	$ 47,046
Furniture and fixtures	65,996
Less accumulated depreciation	(28,965)
Net property and equipment	$ 84,077

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Act and member of FINRA, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2008, the Company had net capital of $5,195,939, which exceeded minimum net capital requirements by $5,177,407.

NOTE F - CONCENTRATIONS

For the year ended December 31, 2008, two customers accounted for 70% of accounts receivable and four customers accounted for 60% of advisory fee revenue.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company is obligated under an operating lease with an initial non-cancelable term that expires in 2012. The lease term is 38 months and the Company recognizes rent expense on a straight-line basis. Aggregate annual rentals for office space and equipment at December 31, 2008 are:

Year	Amount
2009	$69,000
2010	73,980
2011	76,199
2012	6,365
2013	-

Rent expense, including $360,232 allocated from MMP, amounted to $418,463 for the year ended December 31, 2008.

SUPPLEMENTARY INFORMATION

Milestone Advisors LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Net capital	
Member's equity	$4,474,525
Addition for Discretionary Bonuses	2,471,182
Adjustment for Fidelity Bond	(3,061)
Adjusted net worth	6,942,646
Deductions for non-allowable assets	
Accounts receivable (net of related deferred revenue balances of $175,390) and due from employees	895,948
Prepaid expenses	60,772
Investments	7,875
Due from parent	685,595
Deposits	12,440
Property and equipment	84,077
	1,746,707
Net capital	5,195,939
Minimum net capital requirement - the larger of 6 2/3% of aggregate indebtedness of $277,986 or minimum net capital requirement $5,000	18,532
Excess net capital	$5,177,407
Ratio of aggregate indebtedness to net capital	5.35%
Schedule of aggregate indebtedness	
Accounts payable	$ 111,911
Accrued liabilities	166,075
	$ 277,986
Reconciliation with the Company's computation (included in Part II of Form X-17 A-5 as of December 31, 2008)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$5,195,939
Net capital per above	$5,195,939

Milestone Advisors LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(i) of the rule.

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
1 South Street, Suite 2400
Baltimore, MD 21202-7304

T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Milestone Advisors LLC

In planning and performing our audit of the financial statements and supplementary schedules of Milestone Advisors LLC (the "Company") for the year ended December 31, 2008, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Baltimore, Maryland
February 19, 2009

Grant Thornton

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